

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 25, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 7.75% Series
A Cumulative Redeemable Preferred Stock, (Liquidation Preference $25.00 per share),
of SACHEM CAPITAL CORP. under the Exchange Act of 1934.

Sincerely,



An Intercontinental Exchange Company